UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

CONTENTS

As previously reported, Lilium N.V. (the “Company” or “Lilium”) has been engaged in fundraising initiatives to raise additional cash including from the German government and other sources. On October 17, 2024, Lilium received an indication that the budget committee of the parliament of the Federal Republic of Germany would not approve a €50 million guarantee of a contemplated €100 million convertible loan for Lilium from KfW. In addition, Lilium and the Free State of Bavaria have not reached an agreement in principle with respect to a guarantee of at least €50 million. As a consequence the Company could not continue the operations of Lilium GmbH and Lilium eAircraft GmbH, Lilium’s principal operating wholly-owned German subsidiaries (the “Subsidiaries”). On October 28, 2024, the Subsidiaries filed for insolvency under German law and applied for self-administration proceedings in Germany, which the court approved.

Following the filing of a motion for opening of insolvency proceedings of the Subsidiaries the court has opened preliminary insolvency proceedings and has appointed a preliminary custodian to oversee the management of the Subsidiaries throughout the insolvency proceedings. Additionally, the court has established a preliminary creditors’ committee, which will be kept informed and must approve significant decisions and actions. The committee has already held its first meeting. With the creditors’ committee’s consent, the Subsidiaries have engaged KPMG as an advisor to assist in identifying investors for one or more potential transactions. The Subsidiaries’ management will continue to operate the Subsidiaries in the ordinary course of business (unless the preliminary custodian raises objections).

With respect to the Company, after continuing to investigate financing possibilities for the Company, Lilium has not been able to raise sufficient additional funds to conduct its ongoing business consistent with past practice. Financing and other strategic alternative options have been pursued without success and it has become apparent that funding for the Company is not feasible. As a consequence, the directors of Lilium have determined that a positive going concern no longer exists and the Company is therefore overindebted (Überschuldung) and is unable to pay its existing liabilities when due (Zahlungsunfähigkeit). Against this background, the board of the Company is obliged to file for insolvency under German law without undue delay and in doing so will apply for regular insolvency proceedings in Germany soon. Pursuant to Section 15a (1) Sentence 2 of the German Insolvency Code the application must be filed, at the latest, within three weeks in the case of a cash flow insolvency, and within six weeks of the occurrence of over-indebtedness. As a result, the board of the Company has to cease all payments and deliveries which result in a diminution of the Company’s assets except for payments and deliveries that are in line with due care of the business’ obligations.

Following the filing of a motion for opening of insolvency proceedings with respect to the Company the insolvency court will open preliminary insolvency proceedings and take all measures necessary to preserve the Company’s estate until the court can finally determine whether the Company actually is insolvent and has sufficient assets to cover the costs of the proceedings. Preliminary insolvency proceedings are an interim period between the filing of the insolvency motion and the formal commencement of insolvency proceedings. Upon receipt of an insolvency motion, the court has to take all measures that appear to be required to maintain and secure the assets of the Company pursuant to Section 21 of the German Insolvency Code. Usually, the insolvency court will, among other things, appoint a preliminary insolvency administrator with the proviso that all or certain transactions of the Company require his or her consent.

The preliminary insolvency administrator has the duty to (i) maintain and secure the assets of the Company; (ii) continue the operative business, unless the insolvency court approves a close down in order to avoid a further significant deterioration of the asset situation; and (iii) review whether the assets are sufficient to cover the costs of the insolvency proceedings, and, if so requested by the court, give an opinion on whether an insolvency reason is given and on the prospects of a continuation of the business. The preliminary insolvency administrator will try to generate as much liquidity as possible out of the continuation of the business, while having the benefit that the Company’s creditors cannot enforce their claims. During the period of preliminary insolvency proceedings, the contractual rights and obligations vis-à-vis third parties remain unaffected, but the other party cannot enforce its rights. Creditors can make no filing of claims during such period. In addition, in the procedural stage of preliminary insolvency proceedings, usually other measures decisive for the further course of action to be taken in the formal stage of the process are prepared. If, for example, a sale of the Company’s business is envisioned, the M&A-process is usually prepared and potentially launched at this stage. The preliminary insolvency administrator usually cooperates with the insolvency court as to the timing of the formal opening of the insolvency proceedings. Usually the best time for the preliminary insolvency administrator to have the proceedings formally opened is immediately prior to the sale of the on-going business to investors.

Upon the opening of (formal) insolvency proceedings the court will appoint an insolvency administrator to whom the right to administer and dispose of the assets will be passed on - as a sole representative of the insolvent estate. Dispositions made by former representatives of the insolvent Company after the opening has been ordered are null and void. Claims against the insolvent Company may only be pursued under the rules of the insolvency proceeding via a formal filing procedure. Enforcements of court orders into the insolvent estate are no longer permissible. Any collateral or security rights obtained by creditors of the Company within the month preceding the opening order are in general automatically null and void (without it being necessary that the administrator executes any avoidance rights).

The regular insolvency proceedings could result in the liquidation of Lilium. A liquidation can be implemented either by way of a piecemeal sale of the assets to various parties or by a transfer of (substantially) all of the assets forming the Company’s business to one purchaser intending to continue the business of the Company under a new capital structure. The resulting proceeds would first be used to pay the costs of the insolvency proceedings, then to satisfy obligations owed to Lilium’s preferred creditors, then to settle any obligations owed to Lilium’s unsecured creditors and in respect of Lilium’s outstanding warrants and finally with the remaining balance distributed to Lilium’s shareholders.

Furthermore, the filing for insolvency in Germany of the Subsidiaries caused the staff of the Nasdaq Listing Qualifications Department to notify the Company that the Company’s ordinary shares will be suspended from trading at the opening of business on November 6, 2024, and a Form 25 Notification of Delisting will be filed with the U.S. Securities Exchange Commission (the “SEC”) to delist the Company’s securities from the Nasdaq Global Select Market (“Nasdaq”). Following the trading suspension and/or delisting, the shareholders of the Company are likely to lose the value of their investment in the Company.

Incorporation by Reference

The contents on this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the Company’s expectations regarding the potential filing for a regular insolvency proceeding in Germany, the anticipated trading suspension with respect to the Company’s ordinary shares and listed warrants on Nasdaq, the expected delisting of the Company’s securities from Nasdaq, the possibility that KPMG will identify investors for one or more potential transactions with respect to the Subsidiaries and the Company’s expectations that management will continue to operate the Subsidiaries in the ordinary course of business. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include (but are not limited to) risks relating to the Company’s potential application for a regular insolvency proceeding, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.2 to Lilium N.V.’s Report on Form 6-K filed on July 17, 2024 with the SEC which is available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director